For immediate release

SEMI-MONTHLY STATUS UPDATE

Montreal, (Quebec) Canada, January 23, 2003 - CINAR Corporation wishes to reiterate that at the present time although it is not currently actively pursuing the sales transaction process that began in 2001, the Company is receiving enquiries in respect of the sale of the Company through its financial advisors, Merrill Lynch & Co.  Accordingly the Company has and will, from time to time, hold discussions, enter into confidentiality agreements and possibly negotiations with interested parties in this connection.  The Company will not make any announcement unless and until there are material developments.

On November 21, 2002 CINAR Corporation announced that further to a request from the Company and in conformity with the terms of the Telefilm Canada decision of June 21, 2001, the suspension from access to Telefilm Canada financing had been lifted.

On July 12, 2002 CINAR Corporation announced that it had petitioned the Supreme Court of Bahamas for permission to wind-up Globe-X Canadiana Limited and Globe-X Management Limited (collectively “Globe-X”) and to appoint PricewaterhouseCoopers as liquidator.  Globe-X subsequently appealed from such decision and such appeal is pending.

On January 8, 2002 CINAR Corporation announced that subsequent to petitioning the Supreme Court of Bahamas for permission to wind-up Globe-X, CINAR petitioned the High Court of Justice of Anguilla for enforcement of the Bahamas winding-up order, or alternatively for a winding-up order in Anguilla, since Globe-X has continued its incorporation under the laws of Anguilla.  Globe-X has filed a Defense and Counterclaim in the High Court of Justice of Anguilla claiming damages from CINAR Corporation aggregating CDN $66 million for alleged breach of contract, defamation and/or malicious falsehood.  CINAR Corporation considers that this Defense and Counterclaim is without merit and that the allegations of Globe-X are baseless.  CINAR Corporation will continue to vigorously pursue its proceedings against Globe-X and the recovery of all amounts owing.

On January 23, 2003, CINAR Corporation amended its current action against Ronald A. Weinberg and Hasanain Panju in order to recuperate any shortfall resulting from Globe-X’s failure to entirely repay what it owes to the Company.  As at the present date, PricewaterhouseCoopers has been unable to identify assets of Globe-X which would enable the Company to be repaid the amount of U.S. $39,367,730.95 owed to it by Globe-X.  The Company therefore amended its action to condemn Ronald A. Weinberg and Hasanain Panju solidarily to pay the aggregate amount owing by Globe-X of $59,315,360.22 (representing U.S. $39,367,730.95 converted to Canadian dollars).

On January 13, 2003, CINAR Corporation announced that CINAR Education, Inc., a wholly-owned subsidiary of CINAR Corporation, sold substantially all the assets of Twin Sisters Productions, Inc. for U.S. $1.5 million to an entity controlled by the founders of Twin Sisters Productions, Inc.  CINAR Corporation and CINAR Education simultaneously settled all outstanding litigation claims against them by the founders of Twin Sisters Productions, Inc.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.  CINAR’s web site is www.cinar.com.

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.).  Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions.  Actual results or conditions may differ from those anticipated by these and other forward-looking statements.  Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.

Contact:

George Rossi, C.A.

Interim President and CEO

CINAR Corporation

(514) 843-7070

grossi@cinar.com